Via Facsimile and U.S. Mail
Mail Stop 6010

January 26, 2009

Yanbiao Bai
Chief Executive Officer
Cybrdi, Inc.
No 29 Chang'An South Road
Xi'an Shaanxi P.R. China 710061

Re: Cybrdi, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File Number: 000-09081

Dear Mr. Bai:

    We have completed our review of your above Forms 10-K and 10-Qs and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief